UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	March 21, 2005

Associated Banc-Corp
(Exact name of registrant as specified in its charter)

Wisconsin	001-31343	39-1098068
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 Hansen Road, Green Bay, Wisconsin	54304
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code	920-491-7000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01     Entry into a Material Definitive Agreement

On March 21, 2005, Associated Banc-Corp (“Associated”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with State Financial Services Corporation (“State Financial”), pursuant to which Associated has agreed to acquire State Financial by way of a stock-for-stock merger of State Financial with and into Associated, with Associated as the surviving corporation (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, which has been approved by the Boards of Directors of both companies (by the unanimous vote of all directors present), at the effective time of the Merger, each issued and outstanding share of State Financial common stock held by State Financial’s shareholders will be converted into the right to receive 1.20 shares of Associated common stock and cash in lieu of any fractional shares. Each unexercised option to purchase State Financial common stock outstanding at the effective time of the Merger will be converted into the right to receive from Associated a cash payment equal to the amount per share by which the value of the 1.20 shares of Associated common stock received in the Merger for each share of State Financial common stock exceeds the exercise price of such option. Based on the closing sales price of Associated common stock on March 18, 2005, the transaction is valued at approximately $278 million.

The Merger Agreement contains customary representations, warranties, and covenants of Associated and State Financial, including, among others, covenants to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger and not to engage in certain transactions during such period. In addition, State Financial has agreed, subject to certain exceptions, to hold a meeting of its shareholders to consider approval of the Merger and the other transactions contemplated by the Merger Agreement. As a result, State Financial’s Board of Directors has postponed the 2005 annual meeting of State Financial’s shareholders previously scheduled for April 27, 2005. State Financial has also agreed, subject to certain exceptions, not to solicit proposals relating to competing business combination transactions or to provide confidential information in connection with any proposals for competing business combination transactions.

The Merger is expected to close during the fall of 2005. The completion of the Merger is subject to various customary closing conditions, including obtaining the approval of State Financial’s shareholders, regulatory approval, effectiveness of a Form S-4 registration statement to be filed by Associated, and accuracy of representations and warranties set forth in the Merger Agreement. The Merger Agreement contains certain termination rights for both Associated and State Financial, and further provides that, upon termination of the Merger Agreement upon specified circumstances, State Financial may be obligated to pay a termination fee of $10.5 million to Associated.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, certain executive officers and all of the directors of State Financial have agreed to enter into voting agreements, pursuant to which they have each agreed to vote in favor of matters required for consummation of the Merger. The voting agreements terminate upon certain events as described therein, including in the event the Merger Agreement is terminated. The form of voting agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Associated and State Financial entered into Executive Service and Settlement Agreements with Michael J. Falbo, State Financial’s Chairman and Chief Executive Officer; Robert J. Cera, State Financial’s President and Chief Operating Officer; and Daniel L. Westrope, State Financial’s Executive Vice President and Chief Financial Officer. Pursuant the Executive Service and Settlement Agreements, each of the executive officers have agreed to enter into an employment agreement, a noncompetition agreement, and a separation agreement and general release as of the effective time of the Merger. Copies of the Executive Service and Settlement Agreements with Messrs. Falbo, Cera, and Westrope are filed herewith as Exhibits 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this Current Report or in the information filed or furnished with this Current Report are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates,” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated’s ability to complete the merger in a timely manner or at all, the failure of State Financial’s shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its proxy statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.     Financial Statements and Exhibits.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Exhibits. The following exhibit is being filed herewith:

          (2.1)  Agreement and Plan of Merger between Associated Banc-Corp and State Financial Services Corporation dated March 21, 2005 (corrected to include page breaks and page numbering).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Associated Banc-Corp
(Registrant)
Date March 24, 2005	By /s/ Brian R. Bodager
(Signature)* Brian R. Bodager Chief Administrative Officer, General Counsel & Corporate Secretary

* Print name and title of the signing officer under his signature.

ASSOCIATED BANC-CORP

Exhibit Index to Current Report on Form 8-K

Exhibit Number
(2.1)	Agreement and Plan of Merger between Associated Banc-Corp and State Financial Services Corporation dated March 21, 2005